FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of February 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the fourth quarter press release and supplemental data, dated February 17, 2005, pertaining to the financial condition and results of operations at and for the fiscal year ended December 31, 2004 , as well as forecasts for the registrant’s operations for the fiscal year ending December 31, 2005. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Venezuela, which differ in certain important respects from accounting principles generally accepted in the United States.

The earning projections for the fiscal year ending December 31, 2005 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Venezuela in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Venezuela and abroad, the effects of competition, the pricing of services, tariff-setting regulations and the success of new products, new services and new businesses. No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT	For Release:	FOR IMMEDIATE RELEASE
		Contact:	Cantv Investor Relations +011 58 212 500-1831 (Master) +011 58 212 500-1828 (Fax) Email: invest@cantv.com.ve

	February 17, 2005		The Global Consulting Group Lauren Puffer 646 284-9426 (US) Email: lpuffer@hfgcg.com

CANTV ANNOUNCES FOURTH QUARTER AND FULL YEAR 2004

RESULTS AND 2005 GUIDANCE

Net additions of 360 thousand mobile customers and 117 fixed lines drove 13% year-over-year revenue growth in the fourth quarter of 2004, contributing to a 9.6% full year revenue increase.

Absence of residential tariff adjustment curbed full year EBITDA increase

HIGHLIGHTS

•	Fourth quarter net additions of 360 thousand customers increased our mobile subscriber base to 3.1 million

•	Fourth quarter net additions of 117 thousand fixed access lines represented the sixth consecutive quarter of fixed telephony growth

•	Our fourth quarter ABA (ADSL) customer base reflected a 25.1% sequential and 106.9% year-over-year growth

•	Internet service posted its highest net additions in the last two years and ended the year with 363 thousand total subscribers

•	Fourth quarter 2004 revenue increased 13% compared to fourth quarter 2003, driven by strong mobile revenue growth partially offset by a 13.6% decline in local service revenue due to the absence of residential tariff increase

•	Free cash flow totaled Bs. 984.3 billion during 2004, 13.5% lower than in 2003, due to higher investment levels consistent with current market opportunities

Financial results are stated in accordance with Generally Accepted Accounting Principles in Venezuela. Amounts in Bolivars (the local currency) have been adjusted for inflation as of December 31, 2004. Translation of financial statements data to US$ has been performed, solely for the convenience of the reader, converting Bolivar amounts at the official exchange rate of Bs. 1,920 per US$1.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	1

INITIAL NOTES

•	In December 2004, the Company changed the way it presents commissions paid to authorized agents, discounts granted to Telecommunication Centers, incentives on line activations and card distributors commissions. Those charges are now reflected as a reduction of revenue in the corresponding caption in the statement of operations. Previously, commissions, discounts and incentives were presented as operations, repairs, maintenance, and administrative expenses. This change was made following current industry practice for recognition of cash incentives. Income and expense data for 2003 have been reclassified for comparison purposes. Quarterly income statements for 2004 have been reclassified to present Telecommunication Centers discounts net of revenue instead of as part of operating expenses. Total commissions, discounts and incentives for years 2003 and 2004 were Bs. 55.2 billion and Bs. 93.6 billion, respectively.

•	The potential acquisition of Corporación Digitel, C.A. (Digitel) had no effect in Cantv’s 2004 financial results, except for expenses incurred in connection with the negotiation process.

•	Guidance figures for 2005 presented in this document do not include the potential acquisition of Digitel.

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

		4Q04	4Q03	Inc./(Dec.)%
Revenue		1,130.6	1,000.3	130.3	13.0%
EBITDA		267.0	392.9	(125.9)	(32.1)%
EBITDA Margin		24%	39%	(1,500 bps )	N.M.
Net Income		36.6	81.0	(44.4)	(54.9)%
EPADS (Bs.) *		329.9	730.7	(400.8)	(54.9)%

		2004	2003	Inc./(Dec.)%
Revenue		4,106.6	3,748.4	358.2	9.6%
EBITDA		1,321.4	1,375.3	(53.9)	(3.9)%
EBITDA Margin		32%	37%	(500 bps )	N.M.
Net Income		306.7	35.5	271.2	764.3%
EPADS (Bs.) *		2,766.5	320.1	2,446.4	764.3%
CAPEX		537.3	148.2	389.1	262.6%
Free Cash Flow		984.3	1,137.9	(153.6)	(13.5)%
Debt payments		231.8	116.0	115.8	99.8%

		4Q04	4Q03	Inc./(Dec.)%
Subscribers
Fixed		3,060,041	2,733,909	326,132	11.9%
Residential		2,201,345	1,986,603	214,742	10.8%
Non-residential		604,432	578,448	25,984	4.5%
Public Telephones		95,261	92,011	3,250	3.5%
ABA (ADSL) lines		159,003	76,847	82,156	106.9%
Mobile		3,106,363	2,681,074	425,289	15.9%
Internet		362,569	231,938	130,631	56.3%
Traffic (million of minutes)
Fixed Local	(QTR) (YTD)	2,654 10,081	2,399 9,502	255 579	10.6 6.1	% %
Fixed DLD and ILD	(QTR) (YTD)	653 2,571	627 2,582	26 (11)	4.1 (0.4	% )%
Mobile	(QTR) (YTD)	790 2,901	660 2,100	130 801	19.7 38.1	% %

YEAR IN REVIEW

•	Overall, Cantv registered growth in a number of key performance indicators. Revenue grew 9.6% driven by significant increases in fixed lines, mobile subscribers and traffic.

•	Our fixed telephony business turned in strong operational performance with fixed lines increasing 11.9%, local traffic growing 6.1% and long distance traffic slightly decreasing 0.4%. However, most tariff and prices suffered because of the absence of regulator approval for the increase of our residential tariffs as well as competitive pressures in the long distance market. Fixed telephony 2004 revenue reflected a 0.6% decrease from 2003. Total fixed telephony revenue for the year totaled Bs. 2,707.3 billion which represents 65.9% of our total 2004 revenue.

•	Broadband stands out as an important high growth opportunity. During 2004, ABA (ADSL) subscribers more than doubled, fueled by higher investment in ports installation, enhanced sales channels, and special promotions.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	2

•	Mobile business became the primary driver of Cantv’s revenue growth. In 2004, mobile revenue increased 42.9% compared to 2003, and represented 30.6% of the Company’s total revenue. Mobile subscribers posted strong growth of 15.9% for the year and ended 2004 with 3.1 million subscribers. Notably, the strong subscriber growth was achieved with a 10.8% increase in blended ARPU to Bs. 41,812.

•

The decrease in Free Cash Flow was due to increased capital expenditures targeted at growth opportunities within our wireless and broadband businesses as well as integration and transformation of information systems.

•	The Company paid Bs. 620 billion in dividends to its shareholders during 2004 as a result of a Bs. 550 and Bs 120 dividends per share declared in March and December 2004, respectively. Conversion of dividends paid to foreign investors and ADS holders into US$ must be approved by CADIVI, the Venezuelan foreign exchange board. Conversion of the December 2004 dividend is pending approval.

•	On November 21st, Cantv signed a stock purchase agreement to acquire 100% of the common stock of Corporación Digitel, C.A. (Digitel), a wholly-owned subsidiary of Telecom Italia Mobile S.p.A., for approximately US$450 million corresponding to enterprise value. The closing of the transaction is subject to regulatory approvals by CONATEL, Pro-Competencia (the anti-trust agency), and CADIVI.

REVENUE ANALYSIS

Strong mobile revenue continued to drive top line growth

Mobile revenue growth drove consolidated fourth quarter and total year operating revenue growth of Bs. 130.3 billion (13.0%) and Bs. 358.3 billion (9.6%), respectively. Operating revenue totaled Bs. 1,130.6 billion during the fourth quarter of 2004 and Bs. 4,106.6 billion for the full year.

The 13.0% year-over-year fourth quarter revenue growth was the result of 35.9%, 27.9% and 3.4% respective increases in mobile, Internet and fixed telephony revenue. As a percentage of total revenue, fourth quarter mobile revenue increased from 27.0% to 32.5% as compared to fourth quarter 2003. Mobile revenue increased 42.9% and Internet revenue grew 18.3% in 2004. Fixed revenue declined 0.6% for the year (see Figure 2).

Fixed

Sixth quarter of consecutive growth in access lines

Access Lines:

Total lines in service increased by 11.9% on a year-over-year basis totaling approximately 3.1 million as of December 31, 2004. Nearly 117 thousand net additions were posted during the fourth quarter, representing the sixth consecutive quarter of subscriber growth (see Figure 3).

Fourth quarter net additions were comprised of 64.9% residential, 27.3% ADSL, and 6.0% non-residential lines.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	3

Our fixed line prepaid product continues to drive our residential line growth with fourth quarter net additions of 87,978 lines. These gains were partially offset by a 12,106 decline in postpaid lines. Approximately 25.5% of the prepaid lines additions were generated by the Company’s fixed wireless telephony service, “Cantv Listo”, our primary initiative for capturing customers in underserved areas. By the end of December 2004, the fixed wireless service customer base totaled 158,597 customers, of which 135,494 were prepaid.

ADSL lines also experienced strong growth during 2004, with a 106.9% year-over-year increase. As of December 2004, our ADSL customer base totaled 159,003 lines. The 31,898 ADSL fourth quarter 2004 net additions more than tripled the net additions posted during the fourth quarter of 2003. Our continued investment and commercial efforts maintained the strong ADSL sales momentum.

Local revenue decreased by 13.6% as the adjustment of residential tariffs is still pending

Local Service Revenue:

Fourth quarter 2004 Local service revenue of Bs. 233.3 billion were Bs. 36.7 billion lower (13.6%) than those reported during the same period of 2003. The Bs. 957.7 billion 2004 local service revenue were 9.2% lower than those of 2003.

Local service revenue continues to reflect the decrease in residential tariffs in real terms. The failure by CONATEL to approve residential tariff increases since 2003 has resulted in 19.3% and 15.1% year-over-year real term reductions in the weighted average usage tariffs and monthly recurring charge, respectively. Residential revenue accounted for 51.9% of total 2004 local services revenue compared to the 55.5% posted in 2003. Public telephony reflected a 17.2% increase in the revenue per minute rate, due to improved controls on traffic billed.

Figure 4 - Local Service Revenue

	(in millions of Bs.)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Monthly recurring charges	123,914	145,744	(21,830)	(15.0)%	522,649	610,877	(88,228)	(14.4)%
Installation	9,190	14,663	(5,473)	(37.3)%	34,898	29,699	5,199	17.5%
Usage	100,158	109,550	(9,392)	(8.6)%	400,169	414,466	(14,297)	(3.4)%

Total	233,262	269,957	(36,695)	(13.6)%	957,716	1,055,042	(97,326)	(9.2)%

The monthly recurring charge component of local service revenue reflected a 15.0% drop when compared to the fourth quarter of 2003 (see Figure 4). This decline was driven by the respective 10.8% and 8.6% weighted average rate reductions in residential and non-residential postpaid tariffs as well as a 4.9% decrease in residential postpaid lines. These declines were partially offset by a 3.6% increase in non-residential postpaid lines. The 37.3% decrease in installation revenue from the fourth quarter of 2003 was primarily attributable to a decrease in the number of installations and an average installation real price decline of 5.8%. Local usage revenue decreased 8.6% due to a 15.6% decrease in the weighted average tariff, partially offset by a 10.6% increase in unbundled (billed) minutes traffic.

Unbundled (billed) minutes, which accounted for 71.9% of total local traffic, increased 10.6% and 6.1%, respectively during fourth quarter 2004 and full year as compared to the same periods in 2003. As shown in Figure 5, the 20.5% and 2.6% increases in residential and non-residential traffic,

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	4

Growth in residential and non-residential minutes, with decline in public telephony traffic	respectively, were partially offset by the 17.9% decrease in public telephony traffic. The 20.5% increase in residential unbundled minutes was due to a 10.8% increase in new lines as well as an 8.8% increase in minutes of use per line. The increased usage was driven by new prepaid subscribers with higher usage patterns, the impact from our dial-up Internet offer called “Cantv Familiar” introduced in late May 2004 and our new residential plan, “Habla por Llamadas”, which offers 100 calls for a fixed rate, regardless of the length of the calls. Total unbundled minutes for the non-residential segment increased by 21 million, while minutes of use per line were 1.8% lower.
Figure 5 - Local Unbundled Minutes

	(in millions)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Residential	1,624	1,348	276	20.5%	6,097	5,345	752	14.1%
Non-residential	837	816	21	2.6%	3,188	3,145	43	1.4%
Public telephony	193	235	(42)	(17.9)%	796	1,012	(216)	(21.3)%

Total	2,654	2,399	255	10.6%	10,081	9,502	579	6.1%

Public telephony continues to require defensive initiatives	Public telephony continues to experience intense competition, mobile substitution and the informal rental of fixed wireless phones and mobile handsets. The Company has implemented a number of market initiatives through our Telecommunication Centers and the Company’s “UN1CA” prepaid calling card, which will produce substantial cost savings, enhance our ability to introduce new products and promotions, and improve control over card usage. In addition to these initiatives, Cantv is installing two-way public phones, has opened 64 new telecommunication centers in 2004 (14% more than in 2003) and is offering discounts on fixed-mobile calls from telecommunication centers.
Domestic Long Distance Revenue:
Higher unbundled traffic drove DLD revenue increase

An 18.9% increase in total unbundled Domestic Long Distance (DLD) traffic (see Figure 6), partially offset by a decrease in the average tariff, drove the Bs. 3.9 billion (5.3%) increase in the fourth quarter 2004 DLD revenue as compared to the fourth quarter of 2003.

Figure 6 - DLD Minutes

	(in millions)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Residential	122	89	33	37.1%	462	372	90	24.2%
Non-residential	167	141	26	18.4%	643	582	61	10.5%
Public telephony	76	77	(1)	(1.3)%	275	332	(57)	(17.2)%

Total Unbundled	365	307	58	18.9%	1,380	1,286	94	7.3%

Nights and Weekends	225	263	(38)	(14.4)%	955	1,085	(130)	(12.0)%

Total	590	570	20	3.5%	2,335	2,371	(36)	(1.5)%

Compared to the same period in 2003, fourth quarter 2004 residential DLD revenue grew 18.7% to Bs. 33.1 billion. The Bs. 13.1 billion (21.6%) increase in the billed (unbundled) portion of residential revenue was attributable to a 37.1% increase in unbundled minutes partially offset by a 16.3% reduction in the weighted average tariff. An important component of the unbundled traffic increase is our new DLD plan, “Plan Nacional 3000”, which was launched in July 2004. This plan includes 3,000 seconds for a monthly fixed payment of Bs. 5,900 and a special rate of Bs. 26 for each additional second. The plan had 23.6 thousand subscribers as of December 2004. Bundled DLD residential revenue generated by the Company’s “Noches y Fines de Semana Libres” plan increased 16.8% on a year-over-year basis to Bs. 19.9 billion. A 29% increase in the weighted average real tariff was partially offset by a 37,826 (21.1%) decrease in subscribers from December 2003. For 2004, DLD residential revenue increased 9.8% when compared to 2003. A 24.2% increase in total traffic for the year was the key growth driver.

The Bs. 28.3 billion (11.0%) decrease in unbundled non-residential revenue was driven by a 16.2% reduction in the weighted average tariff partially offset by an 18.4% increase in unbundled non-residential total minutes. The same dynamic was responsible for the 7.1% decline in full year 2004 non-residential revenue.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	5

The 1.3% fourth quarter decrease in public telephony traffic over the same prior year period reflects a significant improvement on the previous quarters’ sequential trend that resulted in a 17.2% usage decrease for the full year. A 10.3% increase in the public telephony weighted average real tariff, partially offset by the decline in usage, contributed to a 15.8% revenue increase in the fourth quarter of 2004. Full year 2004 revenue, however, declined 2.9% due to reduced traffic.
International Long Distance Revenue:
ILD revenue increased 4.5% driven by an increase in outgoing traffic

Fourth quarter 2004 total International Long Distance (ILD) revenue of Bs. 30.5 billion (2.7% of total revenue) was 4.5% higher on a year-over-year basis. Full year 2004 results reflected a 14.7% drop in ILD revenue, driven by a Bs. 16.2 billion decrease in net settlements.

Figure 7 - ILD Minutes

	(in millions)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Incoming minutes	68	53	15	28.3%	233	208	25	12.0%
Outgoing minutes	63	57	6	10.5%	236	211	25	11.8%

Net Settlements	5	(4)	9	N.M.	(3)	(3)	—	N.M.
Incoming/Outgoing ratio	1.08	0.93	0.15	16.1%	0.99	0.99	—	—
Outgoing minutes charged to customers	64	54	10	18.5%	239	200	39	19.5%

The ILD outgoing revenue’s fourth quarter increase of Bs. 0.6 billion (2.2%) reflected an 18.5% increase in traffic partially offset by a 9.8% reduction in the weighted average tariff. Full year 2004 ILD outgoing revenue decreased 2.6% despite a 19.5% growth in traffic. Discounted prepaid cards offered by third parties continued to pose a competitive challenge to Cantv. Our reduced ILD weighted average prices reflect our discounted offers that are designed to respond to these competitive pressures.

Fourth quarter net settlement revenue increased Bs. 0.7 billion on a year-over-year basis. The growth in incoming traffic versus outgoing traffic produced the change in the net balance. This resulted in a positive 5 million minutes for fourth quarter 2004 as compared to a negative 4 million minutes posted in fourth quarter 2003.

Full year net settlement revenue decreased Bs. 16.2 billion as a result of an 11.8% increase in outbound traffic at an average rate that has remained at similar levels throughout the year, combined with a 12.0% increase in incoming traffic at rates that have decreased significantly as a response to increased competition between ILD operators terminating traffic in Venezuela.

Interconnection Revenue (Outgoing Fixed to Mobile and Incoming):
IXC revenue decreased slightly as the drop in incoming revenue was not compensated by the increase on the outgoing traffic

The full year 2004 2.5% decline in interconnection revenue was primarily attributable to a 3.0% decline in outgoing fixed to mobile interconnection revenue. The 2004 fourth quarter 2.1% decline was driven by a 24.7% decline in incoming revenue (see Figure 8).

Figure 8 - Interconnection Revenue

	Revenue (in millions of Bs.)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Local F-M Outgoing	122,911	120,157	2,754	2.3%	449,988	451,279	(1,291)	(0.3)%
DLD F-M Outgoing	53,211	54,364	(1,153)	(2.1)%	206,263	224,999	(18,736)	(8.3)%

Total Outgoing	176,122	174,521	1,601	0.9%	656,251	676,278	(20,027)	(3.0)%

Incoming	17,599	23,377	(5,778)	(24.7%)	87,916	86,638	1,278	1.5%

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	6

Traffic increases in Local F-M outgoing of 24.9%, partially offset by real rates reduction of 17.2% drove a revenue increase of 2.3% when compared to fourth quarter 2003. DLD F-M outgoing and incoming revenue declined due to respective real rate reductions of 17.8% and 26.5% partially offset by traffic increases of 21.4% and 35.0%, respectively.
Figure 9 - Interconnection Minutes

	Minutes (in millions)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Local F-M Outgoing	376	301	75	24.9%	1,309	1,223	86	7.0%
DLD F-M Outgoing	170	140	30	21.4%	610	540	70	13.0%

Total Outgoing	546	441	105	23.8%	1,919	1,763	156	8.8%
Incoming	463	343	120	35.0%	1,734	1,195	539	45.1%

The higher outgoing traffic is a consequence of a larger mobile market. Growth in incoming traffic was generated by an increase in other operators’ fixed subscriber base, international long distance calls received by other local operators terminating in our network, and growth in mobile to fixed traffic.

In September 2004, a new promotional F-M tariff was introduced for public telephony, with the objective of increasing traffic and revenue in this segment. Public telephony F-M traffic increased 68.6% for the fourth quarter of 2004 when compared to the same period of 2003.

Continuing acceleration of ADSL subscriber additions drove a 28.4% increase in data revenue

Data Revenue:

Data transmission revenue totaled Bs. 118.5 billion (10.5% of total revenue) for the quarter, an increase of Bs. 26.2 billion (28.4%) on a year-over-year basis, due to a Bs. 11.6 billion (85.5%) increase in ABA (ADSL) revenue and a 9% increase in the weighted average price for private circuits. For the year, Data revenue grew 20.4% (Bs. 69.8 billion) compared to 2003.

ABA (ADSL) subscribers totaled 159 thousand at the end of 2004, a 106.9% increase on a year-over-year basis. Fourth quarter 2004 net subscriber additions were the highest posted since the service was launched in 2000.

Cantv launched in December 2004 an offer for new dial-up customers that provided interest free financing of personal computers called “Internet Equipado”.

Mobile

Mobile revenue increased by 35.9% in 4Q04	Mobile business continues to be the major revenue growth driver for the Company. Fourth quarter mobile revenue totaled Bs. 367.4 billion (32.5% of total revenue), a 35.9% increase over fourth quarter 2003 revenue. This increase was driven by a larger subscriber base, higher average revenue per user (ARPU), and equipment sales.
Net adds of 360 thousand mobile subscribers due to successful Christmas promotions

Subscribers:

As of December 2004, Movilnet’s subscriber base passed 3.1 million, representing a 15.9% increase on a year-over-year basis. The subscriber base is composed of 222 thousand (7.1%) postpaid and 2.9 million (92.9%) prepaid customers.

These positive results are net of a loss of more than 106 thousand subscribers between May and September 2004, caused by the active TDMA to CDMA migration campaign initiated in May 2004. As a result of this successful effort, Movilnet’s subscribers on the CDMA-1X platform surpassed 1 million subscribers in December, nearly 34.4% of our customer base.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	7

A vibrant Christmas season, positive results from our strategy to promote CDMA network use, as well as the move to attract higher value customers generated 360 thousand additional net subscribers during the fourth quarter of 2004, the highest net adds posted in a single quarter since 2001.

A new prepaid plan, “Pégate con más 600”, was launched during October. The plan offers 600 free minutes for Movilnet-to-Movilnet and Movilnet-to-Cantv calls for a flat rate of Bs. 89,000.

Movilnet launched a new brand image with a new motto “Más Movilnet, Más Vida” and a new co-branding logo emphasizing the relationship between Cantv and Movilnet. This repositioning effort aims to increase the Company’s appeal to the youngster and high value segments while highlighting the quality of our cellular network.

Usage and ARPUs: Total fourth quarter 2004 minutes of use (outgoing and incoming) reached 790 million, a 19.7% increase compared to the fourth quarter of 2003 (see Figure 10).

Total usage grew 19.7% with price increases of 13.6% in real terms. ARPU increased 8.7%

Within the outgoing minutes, total fourth quarter 2004 postpaid minutes increased 24.6% to 284 million minutes when compared to previous year’s fourth quarter and increased 33.9% to 1,054 million minutes for the entire year. Bundled postpaid traffic is the main growth variable as it increased 43.3% in fourth quarter 2004 on a year-over-year basis. For the full year, bundled postpaid traffic increased 69.6%. Prepaid traffic also increased for the quarter (13.7%) when compared to the same period in 2003. 1,475 million prepaid minutes were used for the full year which represented a 51.7% year-over-year growth rate. Much of the growth is attributable to the new prepaid bundled plans that were introduced during second quarter 2004.

Figure 11 - Mobile Minutes

	(in millions)
	4Q04	4Q03	Inc./(Dec.)%		2004	2003	Inc./(Dec.)%
Outgoing	683	580	103	17.8%	2,529	1,783	746	41.8%
Incoming	107	80	27	33.8%	372	317	55	17.4%

Total	790	660	130	19.7%	2,901	2,100	801	38.1%
Incoming from CANTV	212	158	54	34.2%	708	663	45	6.8%

Nominal weighted average mobile list prices increased 35.9% during 2004, a 13.6% increase in real terms.

During fourth quarter 2004, higher ARPU was achieved in both subscriber segments. Postpaid and prepaid ARPU reached Bs. 140,919 and Bs. 36,363, respectively, compared to Bs. 147,685 and Bs. 31,921 in the fourth quarter 2003. Blended ARPU grew 8.7%, reaching Bs. 44,515 compared to the Bs. 40,937 fourth quarter 2003 average.

SMS now represents 12.4% of total mobile revenue	During the fourth quarter 2004, SMS revenue totaled Bs. 45.6 billion, a 6.6% growth over the fourth quarter of 2003. Approximately 1.1 million messages (a 3.1% increase) were sent by our customers during the fourth quarter. In July 2004, Movilnet launched a new innovative service that allows our mobile subscribers to send SMS messages to Cantv’s fixed line customers. SMS represented 12.4% of the Company’s total fourth quarter mobile revenue. SMS revenue increased 30.9% when comparing the full year 2004 to the previous year.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	8

Equipment sales were also an important revenue driver	Cantv’s increased role in the sale of terminal equipment continues to be reflected in mobile revenue. Handset sales were an important component of wireless revenue growth during 2004. Movilnet sold over 482 thousand handsets for Bs. 94.7 billion during the fourth quarter of 2004 representing 133.7% year over year growth in revenue. For the full year, equipment sales totaled Bs. 204.9 billion, a 225.3% increase over 2003.
Internet and Other

Internet revenue increased 27.9% driven by the highest quarterly net additions experienced over the last two years

Fourth quarter Internet revenue totaled Bs. 30.8 billion (2.7% of total revenue), 27.9% higher than the previous year’s fourth quarter results. This increase was driven by the 56.3% growth in our subscriber base. Internet service posted 37,503 net additions in the fourth quarter of 2004. This represents the highest quarterly net additions experienced over the last two years and brings our customer base to approximately 363 thousand. The fourth quarter momentum was attributable to the Company’s continuing market expansion programs, most notably our alliances with educational centers that promote Internet usage.

In December, Cantv completed the second phase of the “Super@ulas” program which installed Internet facilities in 49 elementary schools during 2004. During the program’s third phase in 2005, the Company intends to install 25 Internet facilities at 25 additional elementary schools.

The Bs. 2.7 billion fourth quarter increase in other services’ compared to fourth quarter 2003 is attributable to an increase in the average price for advertising space in our directory business. For 2004, other telecommunications related services increased by Bs. 19.8 billion driven by higher directories revenue and a change in the classification of certain other services that are now recorded as data revenue.

EXPENSE AND MARGIN ANALYSIS
Total Operating Expenses

Total operating expenses increase of 20.3% mainly driven by higher sales of terminal equipment

Fourth quarter 2004 total operating expenses increased by Bs. 183.3 billion or 20.3%, to Bs. 1,088.0 billion compared to the fourth quarter 2003, reflecting a Bs. 256.3 billion or 42.2% increase in cash operating expenses, partially offset by a Bs. 73.0 billion or 24.5% reduction in depreciation and amortization expenses.

The increase in operating expenses resulted mainly from a Bs. 83.5 billion increase in cost of sales, driven by higher cellular handset sales and fixed wireless equipment. Also, contributing to the increase were concession and other taxes increase of Bs. 10.9 billion and interconnection costs increase of Bs. 33.1 billion driven by the higher revenue and volume, an increase of Bs. 47.2 billion in contractor expenses for the regional elections contract, consulting fees related to sales initiatives, and contractors supporting our customer service activities, as well as an increase miscellaneous expenses mainly driven by additional legal and tax contingencies.

The decrease in depreciation and amortization expenses resulted from certain wireline network assets reaching the end of their useful lives, as well as reduced 2003 capital expenditures.

Total operating expenses for the full year 2004 increased by Bs. 143.7 billion or 4.0% to Bs. 3,748.5 billion compared to 2003. Cash operating expenses increased 17.4% to Bs. 2,785.2 billion due to an increase of Bs. 121.2 billion in cost of cellular handsets and fixed wireless equipment and higher contractor and miscellaneous expenses, partially offset by lower labor and benefit expenses and interconnection costs. Excluding cost of sales, cash operating expenses increased 6.1%.

Miscellaneous expenses include legal and tax contingencies of Bs. 109.3 billion, an increase of Bs. 77.9 billion over 2003. This increase includes a provision related to a potential adjustment on pension benefits, as a result of a ruling issued by the Constitutional Chamber of the Supreme Court in January 2005. For additional comments please refer to the Other Developments section.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	9

EBITDA, EBITDA margin and Net Income

EBITDA of Bs. 267.0 billion, 32.1% lower than 4Q03, mainly driven by revenue growth curbed by the absence of tariff adjustment approval and stronger commercial efforts.

Fourth quarter EBITDA decreased 32.1% to Bs. 267.0 billion from Bs. 392.9 billion in the prior year. As a percentage of revenue, this reflected a 1,500 basis points margin decrease. The decline resulted from cash operating expenses increasing 42.2% while revenue increased at a lower rate of 13.0% (for EBITDA details, please refer to the section on Reconciliation of Non-GAAP financial measures).

Despite healthy growth in lines, subscribers and general traffic, total revenue growth was curbed by the absence of residential tariff adjustment that drove a Bs. 36.7 billion reduction in local service revenue.

The main drivers of the 42.2% increase in cash operating expenses were stronger commercial efforts in a more intense competitive environment that translated into increased equipment sales at a subsidized level, and higher contractor expenses related to the regional elections, sales initiatives and customer service; and an increase in legal and tax contingencies.

Net income of Bs. 36.6 billion was 54.9% lower than in 4Q03

In addition to the decline in EBITDA, EBITDA margin was also adversely affected by the primary role Cantv had to assume in the distribution of mobile handsets and other terminal equipment, due to the difficulties experienced by distributors in accessing foreign exchange. While this does not have an impact on EBITDA, the EBITDA margin is reduced when registering the full equipment sales revenue and cost instead of registering the net subsidy.

The net terminal equipment subsidy increased Bs. 25.8 billion (39.5%), from Bs. 18.5 billion in the fourth quarter of 2003 to Bs. 44.3 billion for the fourth quarter of 2004. The additional dilution of the EBITDA margin resulting from Cantv’s distribution role was 286 basis points for the quarter.

For the year 2004, EBITDA was Bs. 1,321.4 billion and EBITDA margin 32%, compared to a 2003 EBITDA of Bs. 1,375.3 billion and an EBITDA margin of 37%. This represented a decrease of 3.9% and 500 basis points, respectively. Responding to similar trends as the ones described for the three month period, a revenue reduction of Bs. 97 billion driven by lack of adjustment of residential tariffs, and a Bs. 64.8 billion increased net equipment subsidy were the main reasons for the reduction in EBITDA and EBITDA margin drop.

Fourth quarter net income decreased 54.9% to Bs. 36.6 billion when compared to the fourth quarter of 2003. Full year 2004 net income increased Bs. 271.2 billion to Bs. 306.7 billion. This significant increase was the result of a Bs. 268.5 (21.8%) decrease in depreciation expense as well as a positive swing from other expense of Bs. 65 billion in 2003 to other income of Bs. 41.6 billion in 2004.

Other Income (Expense), net and Taxes

Lower other expense, net resulted from reduced debt level	Other income, net of Bs. 41.9 billion was recorded in the fourth quarter 2004 compared to other expense, net of Bs. 4.2 billion in the fourth quarter 2003. Interest income decreased by 9.5% due to lower average interest rates. Fourth quarter interest expense decreased 47.9% due to a net debt reduction of Bs. 195.4 billion compared to the fourth quarter 2003. An exchange gain of Bs. 6.0 billion was recorded in the fourth quarter 2004 compared to an exchange loss of Bs. 7.5 billion during the same quarter in 2003 mainly due to the exchange gain of Bs. 8.4 billion recognized from

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	10

the sale of the investment in New Skies Satellite N.V, previously recorded as a separate account in equity. The loss from net monetary position decreased 62.3% resulting from lower inflation. Other income increased from Bs. 6.4 billion to Bs. 25.2 billion mainly as a result of the gain from the sale of New Skies Satellite N.V. of Bs. 12.6 billion.

For the full year, other income, net of Bs. 41.6 billion resulted from lower interest expense and an exchange gain resulting from the sale of the investment in New Skies Satellites N.V., including an exchange gain and other income totaling Bs. 21.0 billion. In 2003, other expense, net of Bs. 65.0 billion resulted from the loss from the sale of US dollar denominated bonds, an exchange loss and higher interest expense.

The income tax provision recorded in the fourth quarter 2004 increased by Bs. 36.8 billion to Bs. 47.2 billion compared to the same period a year ago. For the full year 2004, the income tax provision totaled Bs. 91.2 billion compared to Bs. 42.4 billion in 2003 due to higher taxable income and lower investment tax credits. Effective tax rate for 2004 was 22.8% compared to 54.0% in 2003, in which taxable income included the non-deductibility of the loss from sale of US dollar denominated bonds offset by the benefit from the contribution of Bs. 95.3 billion for the pension plan.

CASH FLOW ANALYSIS

Increase in CAPEX reduced free cash flow for the period

Free cash flow for the year ended December 31, 2004 totaled Bs. 984.3 billion, 13.5% lower than 2003. While cash earnings (net income or loss adjusted for non cash items) increased by Bs. 58.6 billion, a Bs. 389.0 billion increase in Capital expenditures combined with a Bs. 176.8 billion decrease in the net balance of current and non-current assets and liabilities resulted in the Bs. 153.6 billion year-over-year reduction in FCF. (See Reconciliation of Non-GAAP financial measures).

Financing cash uses totaled Bs. 806.4 billion and reflect the payment of Yankee Bonds and other debt as well as the payment of Bs. 620.5 billion of dividends.

The Company’s net cash position totaled Bs. 730.6 billion as of December 31, 2004, compared to Bs. 472.8 billion as of December 31, 2003. (See Reconciliation of Non-GAAP financial measures).

Capital Expenditures

CAPEX focused on CDMA-1X, ADSL and information systems	2004 capital expenditures totaled Bs. 537.3 billion, a Bs. 389.0 billion increase over 2003. Capital investments during 2004 reflected the Company’s decision to take advantage of favorable investment conditions, and included: i) the expansion of our CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; ii) deployment of backbone and data networks to sustain the growth in our ABA (ADSL) and other data product lines; and iii) the integration and transformation of the Company’s information systems. The latter will provide the necessary system functionality to support the Company’s projected service offerings and improve operating performance. 2003 capital expenditures levels reflected our conservative approach towards investment given Venezuela’s then second year of economic and market contractions.
Debt Payments

During 2004 Cantv made debt payments totaling Bs. 231.8 billion, a Bs. 115.8 billion increase when compared to 2003. These payments included Bs. 179.4 billion (US$100 million) for Yankee Bonds, Bs. 27.2 billion (US$14.7 million) for the IFC loans, as well as Bs. 19.0 billion (¥1,081 million) for Japan’s Eximbank and other local banks loans. Debt balances decreased to Bs. 262.4 billion as of December 31, 2004, a Bs. 195.4 billion reduction when compared to debt balances seen at the end of the previous year. As a percentage of Equity, total debt decreased from 10.4% as of December 31, 2003 to 6.4% as of December 31, 2004.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	11

Dividends

Dividends declared of Bs. 571.6 billion

During 2004, the Company declared dividends for Bs. 571.6 billion compared to Bs. 400.1 billion in 2003. The 2004 dividend included a Bs. 550 ordinary dividend per share declared in March 2004 and a Bs. 120 dividend declared on December 7, 2004.

Conversion of dividends paid to foreign investors and ADS holders into US$ must be approved by CADIVI, the Venezuelan foreign exchange board. Conversion of the December 2004 dividend into US$ is pending approval.

OTHER DEVELOPMENTS
Exchange Controls

The exchange control regime that was established by the Government on January 21, 2003, remains in effect. At its outset, the exchange rate was fixed at Bs. 1,600 per US$1 and then adjusted to its current rate of Bs. 1,920 per US$1 on February 6, 2004.

The Company has received approvals from the Government’s Foreign Currency Administration Commission (CADIVI) to acquire US$433.5 million since the implementation of the exchange controls, for payments of foreign goods and services (US$285.9 million) and interest and debt payments (US$147.6 million). During the fourth quarter 2004, the Company received approvals from CADIVI to acquire US$89.3 million for payments of foreign goods and services and US$1.7 million for interest and debt payments.

As of December 31, 2004, CADIVI had approved US$318.8 million since the implementation of the exchange controls for the conversion of Bolivars to US dollars for repatriation of dividends.

Issuance of Commercial Paper

On September 30, 2004, the Venezuelan Securities Commission (CNV) approved the issuance of commercial paper by Cantv for up to Bs. 80 billion that had been approved in a Shareholders meeting held on March 31, 2004. As of December 31, 2004, Bs. 44.5 billion of this commercial paper had been issued. In January 2005, the remaining Bs. 35.5 billion was issued completing the first issuance of commercial paper approved by the CNV.

On December 22, 2004, the CNV approved a second issuance of commercial paper by Cantv for up to Bs. 112 billion that had been approved in a Shareholders meeting held on March 31, 2004. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following the Commission’s approval.

Sale of Investment in New Skies Satellites N.V. and Intelsat

The sale of the investment in New Skies Satellites N.V (NSK), approved by Cantv’s Board of Directors in July, became effective in November 2004 and the sale of International Satellite Telecommunications Organization (INTELSAT) to Zeus Holding Ltd was closed on January 28, 2005.

Upon the effective sale of INTELSAT, the Company will recognize a gain of Bs. 74.0 billion, including the realization as income of the translation adjustments previously recorded.

Acquisition of Corporación Digitel, C.A.

On November 21st, Cantv signed a stock purchase agreement to acquire 100% of the common stock of Corporación Digitel, C.A. (Digitel), a wholly-owned subsidiary of Telecom Italia Mobile S.p.A., for approximately US$450 million corresponding to enterprise value. The closing of the transaction is subject to regulatory approvals by CONATEL, Pro-Competencia (the anti-trust agency) and CADIVI.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	12

Digitel, located in Caracas, is the leading GSM operator in Venezuela and operates in the Central Region since 1999. As of September 2004, Digitel was servicing over 1.29 million subscribers.

Supreme Court Decision

In September of 2004 the Social Chamber of the Supreme Court ruled in favor of Cantv on a matter related to pension benefits brought by the National Association of Retirees of Cantv. In January of 2005 the Constitutional Chamber of the Supreme Court requested the Social Chamber to issue a new pronouncement, taking into consideration that pensions cannot be lower than the minimum urban wage.

Cantv’s management, based on the opinion of its legal advisors, estimated a potential additional pension liability and recorded a contingency expense in December of 2004. The determination of the final outcome will have to wait until the new ruling by the Social Chamber of the Supreme Court.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	13

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended December 31, 2004 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004, and millions of US dollars, except per share amounts)

	Bs. 2004	% of total operating revenues	Bs. 2003	% of total operating revenues	US$ 2004	US$ 2003	% Increase (Decrease)
Operating Revenues
Local services	233,262	20.6%	269,957	27.0%	121	141	(13.6)%
Domestic long distance usage	77,074	6.8%	73,210	7.3%	41	38	5.3%

Total local and domestic long distance	310,336	27.4%	343,167	34.3%	162	179	(9.6)%
International long distance	29,302	2.6%	28,664	2.9%	15	15	2.2%
Net settlements	1,152	0.1%	472	0.0%	1	—	144.1%

Total international long distance	30,454	2.7%	29,136	2.9%	16	15	4.5%
Fixed to mobile - Outgoing	176,122	15.6%	174,521	17.4%	91	91	0.9%
Interconnection incoming	17,599	1.6%	23,377	2.3%	9	12	(24.7)%
Data revenues	118,517	10.5%	92,308	9.2%	62	48	28.4%
Other wireline-related services	65,221	5.8%	31,883	3.2%	34	17	104.6%

Total wireline services	718,249	63.5%	694,392	69.4%	374	362	3.4%
Mobile services	367,403	32.5%	270,294	27.0%	191	141	35.9%
Internet revenues	30,736	2.7%	24,027	2.4%	16	12	27.9%
Other telecommunications-related services	14,248	1.3%	11,579	1.2%	8	6	23.1%

Total operating revenues	1,130,636	100.0%	1,000,292	100.0%	589	521	13.0%

Operating Expenses
Provision for uncollectibles	23,948	2.1%	24,406	2.4%	12	13	(1.9)%
Operations, maintenance, repairs and administrative	653,647	57.8%	440,904	44.1%	341	229	48.3%
Interconnection cost	115,571	10.2%	82,452	8.2%	60	43	40.2%
Concession and other taxes	70,515	6.2%	59,621	6.0%	37	31	18.3%

	863,681	76.4%	607,383	60.7%	450	316	42.2%
EBITDA	266,955	23.6%	392,909	39.3%	139	205	(32.1)%

EBITDA Margin	24%		39%		24%	39%	(1,500 bps )
Depreciation and amortization	224,296	19.8%	297,248	29.7%	117	155	(24.5)%

Total operating expenses	1,087,977	96.2%	904,631	90.4%	567	471	20.3%

Operating Income	42,659	3.8%	95,661	9.6%	22	50	(55.4)%

Other Income (Expense), net
Interest income	22,842	2.0%	25,239	2.5%	13	13	(9.5)%
Interest expense	(4,939)	(0.4)%	(9,480)	(0.9)%	(3)	(5)	(47.9)%
Exchange gain (loss), net	5,995	0.5%	(7,541)	(0.8)%	3	(4)	N.M.
Loss from net monetary position	(7,108)	(0.6)%	(18,845)	(1.9)%	(4)	(10)	(62.3)%

Net financing benefit (cost)	16,790	1.5%	(10,627)	(1.1)%	9	(6)	N.M.
Other	25,155	2.2%	6,387	0.6%	13	4	293.8%

	41,945	3.7%	(4,240)	(0.4)%	22	(2)	N.M.

Income before Income Taxes	84,604	7.5%	91,421	9.1%	44	48	(7.5)%
Income Tax	47,216	4.2%	10,421	1.0%	25	6	353.1%
Minority Interest	815	0.1%	(4)	(0.0)%	—	—	N.M.

Net Income	36,573	3.2%	81,004	8.1%	19	42	(54.9)%

Earnings per Share	47	0.0%	104	0.0%	0.020	0.050	(54.9)%

Earnings per ADS (based on 7 shares per ADS)	330	0.0%	731	0.0%	0.17	0.38	(54.9)%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	14

Income statement data

For the years ended December 31, 2004 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004, and millions of US dollars, except per share amounts)

	Bs. 2004	% of total operating revenues	Bs. 2003	% of total operating revenues	US$ 2004	US$ 2003	% Increase (Decrease)
Operating Revenues
Local services	957,716	23.3%	1,055,042	28.1%	499	550	(9.2)%
Domestic long distance usage	300,744	7.3%	300,107	8.0%	156	156	0.2%

Total local and domestic long distance	1,258,460	30.6%	1,355,149	36.2%	655	706	(7.1)%
International long distance	113,671	2.8%	116,651	3.1%	59	61	(2.6)%
Net settlements	(2,310)	(0.1)%	13,861	0.4%	(1)	7	N.M.

Total international long distance	111,361	2.7%	130,512	3.5%	58	68	(14.7)%
Fixed to mobile - Outgoing	656,251	16.0%	676,278	18.0%	342	352	(3.0)%
Interconnection incoming	87,916	2.1%	86,638	2.3%	46	45	1.5%
Data revenues	412,560	10.0%	342,721	9.1%	215	179	20.4%
Other wireline-related services	180,729	4.4%	131,555	3.5%	94	68	37.4%

Total wireline services	2,707,277	65.9%	2,722,853	72.6%	1,410	1,418	(0.6)%
Mobile services	1,257,145	30.6%	879,988	23.5%	655	458	42.9%
Internet revenues	106,859	2.6%	90,331	2.4%	56	47	18.3%
Other telecommunications-related services	35,342	0.9%	55,183	1.5%	18	29	(36.0)%

Total operating revenues	4,106,623	100.0%	3,748,355	100.0%	2,139	1,952	9.6%

Operating Expenses
Provision for uncollectibles	89,198	2.2%	104,507	2.8%	46	54	(14.6)%
Operations, maintenance, repairs and administrative	2,034,432	49.5%	1,624,705	43.3%	1,061	847	25.2%
Interconnection cost	411,352	10.0%	425,917	11.4%	214	222	(3.4)%
Concession and other taxes	250,215	6.1%	217,892	5.8%	130	113	14.8%

	2,785,197	67.8%	2,373,021	63.3%	1,451	1,236	17.4%
EBITDA	1,321,426	32.2%	1,375,334	36.7%	688	716	(3.9)%

EBITDA Margin	32%		37%		32%	37%	(500 bps )
Depreciation and amortization	963,344	23.5%	1,231,807	32.9%	501	641	(21.8)%

Total operating expenses	3,748,541	91.3%	3,604,828	96.2%	1,952	1,877	4.0%

Operating Income	358,082	8.7%	143,527	3.8%	187	75	149.5%

Other Income (Expense), net
Interest income	63,349	1.5%	73,447	2.0%	33	39	(13.7)%
Interest expense	(19,754)	(0.5)%	(43,247)	(1.2)%	(10)	(23)	(54.3)%
Exchange gain (loss), net	6,329	0.2%	(53,651)	(1.4)%	3	(28)	N.M.
(Loss) gain from net monetary position	(24,673)	(0.6)%	3,804	0.1%	(13)	2	N.M.

Net financing benefit (cost)	25,251	0.6%	(19,647)	(0.5)%	13	(10)	N.M.
Other	16,340	0.4%	(45,351)	(1.2)%	8	(24)	N.M.

	41,591	1.0%	(64,998)	(1.7)%	21	(34)	N.M.

Income before Income Taxes	399,673	9.7%	78,529	2.1%	208	41	408.9%
Income Tax	91,193	2.2%	42,420	1.1%	47	23	115.0%
Minority Interest	1,796	0.0%	625	0.0%	1	—	187.4%

Net Income	306,684	7.5%	35,484	0.9%	160	18	764.3%

Earnings per Share	395	0.0%	46	0.0%	0.21	0.02	764.3%

Earnings per ADS (based on 7 shares per ADS)	2,766	0.0%	320	0.0%	1.44	0.17	764.3%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	15

Balance sheet data

As of December 31, 2004 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004, and millions of US dollars)

	Bs. 2004	Bs. 2003	US$ 2004	US$ 2003
Assets

Current Assets:
Cash and temporary investments	993,004	930,679	517	485
Accounts receivable, net of provision for uncollectibles of Bs. 96,879 and Bs. 99,310	474,909	517,761	247	270
Accounts receivable from Venezuelan Government entities	182,007	138,544	95	72
Inventories and supplies, net	262,116	87,445	137	46
Other current assets	47,120	60,468	24	31

Total current assets	1,959,156	1,734,897	1,020	904

Property, plant and equipment, net of accumulated depreciation of Bs. 16,177,290 and Bs. 16,401,851	4,073,704	4,455,547	2,122	2,321
Cellular concession, net	185,654	192,425	97	100
Accounts receivable from Venezuelan Government entities	38,607	29,012	20	15
Other assets	352,550	443,796	184	231

Total assets	6,609,671	6,855,677	3,443	3,571

Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	169,605	238,450	88	124
Accounts payable	747,398	485,302	389	253
Accrued employee benefits	86,099	91,100	45	47
Short-term pension and other post-retirement benefits obligations	88,883	90,470	46	47
Dividends payable	23,568	81,928	12	43
Concession tax	64,378	58,457	34	30
Subscriber rights	74,791	80,790	39	42
Deferred revenue	146,769	146,980	76	77
Income, value added and other taxes	75,134	73,400	39	38
Other current liabilities	86,701	62,573	46	33

Total current liabilities	1,563,326	1,409,450	814	734

Long-Term Liabilities:
Long-term debt	92,837	219,392	48	114
Provision for legal and tax contingencies	122,221	56,218	65	30
Pension plan obligations	245,030	323,333	128	168
Post-retirement benefit obligations	456,870	444,099	238	231

Total liabilities	2,480,284	2,452,492	1,293	1,277

Minority Interests	4,467	3,261	2	2

Shareholders’ Equity	4,124,920	4,399,924	2,148	2,292

Total liabilities and shareholders’ equity	6,609,671	6,855,677	3,443	3,571

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	16

Cash flow data

For the years ended December 31, 2004 and 2003

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2004, and millions of US dollars)

	Bs. 2004	Bs. 2003	US$ 2004	US$ 2003
Operating activities:
Net income	306,684	35,484	160	18
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) from net monetary position	24,673	(3,804)	13	(2)
Exchange (gain) loss, net	(6,329)	53,651	(3)	28
Gain in sale of investments	(12,576)	—	(7)	—
Depreciation and amortization	963,344	1,231,807	501	641
Provision for uncollectibles	89,198	104,507	46	54
Provision for inventories obsolescence	48,460	11,081	25	6
Provision for legal and tax contingencies	109,311	31,449	57	16

Changes in current assets and liabilities	9,150	(35,912)	5	(19)

Changes in non current assets and liabilities	(10,384)	(142,119)	(5)	(72)

Net cash provided by operating activities	1,521,531	1,286,144	792	670

Investing activities:
Acquisition of software, net of disposals	(62,102)	(16,931)	(32)	(9)
Capital expenditures, net of disposals	(475,149)	(131,318)	(247)	(68)

Net cash used in investing activities	(537,251)	(148,249)	(279)	(77)

Free cash flow	984,280	1,137,895	513	593

Financing activities:
Proceeds from borrowings	41,950	—	22	—
Payments of debt	(231,768)	(115,956)	(121)	(60)
Dividend payments	(620,489)	(675,937)	(323)	(352)
Asignation (purchase) of shares for the workers benefit fund	3,867	(3,710)	2	(2)

Net cash used in financing activities	(806,440)	(795,603)	(420)	(414)

Increase in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	177,840	342,292	93	179

Loss in purchasing power of cash and temporary investments	(143,008)	(166,147)	(74)	(87)
Foreign exchange gain of cash and temporary investments	27,493	69,739	13	36

Increase in cash and temporary investments	62,325	245,884	32	128

Cash and temporary investments:
Beginning of the year	930,679	684,795	485	357

End of the year	993,004	930,679	517	485

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	17

Reconciliation of Non-GAAP financial measures

(In millions of constant bolivars as of December 31, 2004)

For the quarters ended December 31, 2004 and 2003

		Bs. 2004	Bs. 2003	US$ 2004	US$ 2003
EBITDA
Net income		36,573	81,004	19	42
Plus: Income tax		47,216	10,421	25	6
Plus: Minority interest		815	(4)	—	—
Minus: Other income (expense), net		41,945	(4,240)	22	(2)
Plus: Depreciation and amortization		224,296	297,248	117	155

EBITDA		266,955	392,909	139	205

EBITDA Margin
EBITDA	=	266,955	392,909	139	205

Total operating revenues		1,130,636	1,000,292	589	521
EBITDA Margin		24%	39%	24%	39%

For the years ended December 31, 2004 and 2003

		Bs. 2004	Bs. 2003	US$ 2004	US$ 2003
EBITDA
Net income		306,684	35,484	160	18
Plus: Income tax		91,193	42,420	47	23
Plus: Minority interest		1,796	625	1	—
Minus: Other income (expense), net		41,591	(64,998)	21	(34)
Plus: Depreciation and amortization		963,344	1,231,807	501	641

EBITDA		1,321,426	1,375,334	688	716

EBITDA Margin
EBITDA	=	1,321,426	1,375,334	688	716

Total operating revenues		4,106,623	3,748,355	2,139	1,952
EBITDA Margin		32%	37%	32%	37%

Free Cash Flow
Net cash provided by operating activities		1,521,531	1,286,144	792	670
Minus: Net cash used in investing activities		(537,251)	(148,249)	(279)	(77)

Free cash flow		984,280	1,137,895	513	593

As of December 31, 2004 and 2003

		Bs. 2004	Bs. 2003	US$ 2004	US$ 2003
Net Cash Position
Cash and temporary investments		993,004	930,679	517	485
Minus: Short-term debt		169,605	238,450	88	124
Minus: Long-term debt		92,837	219,392	48	114

Net cash position		730,562	472,837	381	247

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	18

2005 GUIDANCE

•	Guidance figures for 2005 presented in this document do not include the potential acquisition of Digitel

•	Macroeconomic indicators presented here are based on a compilation of market consensus and constitute the Company’s working scenario assumed to define the Guidance for operating and financial indicators

MACROECONOMIC INDICATORS
	Range
	From	To
Economic growth
Total GDP Growth	4.0%	7.0%
Oil GDP Growth	3.0%	6.0%
Average oil price (US $ per barrel) *	30.0	36.0
Non-Oil GDP Growth	4.0%	7.0%
Communication GDP	5.0%	8.0%
Exchange rate (Bs./US$)
Average	2,131.0	2,256.0
Year-end	2,150.0	2,300.0
Devaluation (Year-to-Year)	12%	20%
Inflation (CPI)
CPI	16.0%	23.0%
WPI	19.0%	26.0%
* Venezuelan basket

KEY OPERATING INDICATORS

	Growth range		EOY Number
	From	To	From	To
Fixed access lines *	5.0%	7.0%	3,028	3,086
Mobile subscribers	9.0%	11.0%	3,386	3,448
ADSL lines	95.0%	105.0%	310	326

Regulated Tariffs Effective Increase	8.0%	15.0%	NM	NM
* Excludes ADSL and private circuits

KEY FINANCIAL INDICATORS
(Growth rates in real terms and full year figures expressed in billions of Bs. as of December 2005)

	Growth range		Full year
	From	To	From	To
Revenue	12%	9%	5,322.0	5,524.0
Cash operating expenses	15%	11%	3,720.0	3,804.0
EBITDA	5%	6%	1,602.0	1,720.0
EBITDA Margin (bp and percentages)	(210)	(100)	30.1%	31.1%
Net Income (loss)	24%	34%	440.0	505.0
CAPEX	51%	47%	939.0	969.0
Free Cash Flow	(47)%	(40)%	607.0	728.0

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	19

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 3.1 million access lines in service, 3.1 million cellular subscribers and 363 thousand Internet subscribers as of December 31, 2004. The Company’s principal strategic shareholder is a wholly owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major shareholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 7.1% (Class C Shares) and Telefónica de España, S.A. with 6.9%. Public shareholders hold the remaining 50.9% of the capital stock.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per mobile user excluding handset sales, taxes and late-payment charges. This measurement is specific for the mobile business.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

Cash operating expenses:	Operating expenses excluding depreciation and amortization.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short text mobile messaging service.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 4Q04 Earnings Commentary – February 17, 2005 NYSE: VNT	20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: February 18, 2005